QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(B)(3)
Registration No. 333-161037

PROSPECTUS SUPPLEMENT NO. 1
(to Prospectus dated August 27, 2009)

RITE AID CORPORATION

        This prospectus supplement updates the prospectus dated August 27, 2009, relating to the offer to exchange $410.0 million aggregate principal amount of our 9.750% Senior Secured Notes Due 2016 for $410.0 million aggregate principal amount of our 9.750% Senior Secured Notes Due 2016 which have been registered under the Securities Act of 1933, as amended, and fully and unconditionally guaranteed by the subsidiary guarantors listed on the first page of the prospectus. The prospectus was filed as part of our Registration Statement on Form S-4 (File No. 333-161037).

        The exchange offer will expire at 5:00 p.m., New York City time, on October 1, 2009, unless we extend the exchange offer in our sole and absolute discretion. Questions and requests for assistance and requests for additional copies of the prospectus or of the letter of transmittal should be directed to The Bank of New York Mellon Trust Company, N.A., as exchange agent.

        A summary of our financial position and results of operations as of and for the thirteen and twenty-six week periods ended August 29, 2009 is set forth below commencing after this cover page.

        See "Risk Factors" beginning on page 17 of the prospectus for a discussion of risks you should consider prior to tendering your outstanding old notes for exchange.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

        The date of this prospectus supplement is September 24, 2009.

        On September 24, 2009 we reported our financial position and results of operations as of and for the thirteen and twenty-six week periods ended August 29, 2009.

Second Quarter Highlights

  •
  Both pharmacy same store sales and the number of prescriptions filled continued to increase, by 0.8 percent and 1.4 percent respectively. A 274 basis point increase in generic dispensing year over year negatively impacted sales.

  •
  Significant reduction in selling, general and administrative expenses as a percent of sales continued with SG&A 135 basis points lower than last year's second quarter.

  •
  Significant progress made in reducing inventory continued with FIFO inventory $351.1 million lower year over year.

  •
  Liquidity remained strong with $822.3 million of availability on our credit and accounts receivable facilities at quarter end.

Second Quarter Summary

        Revenues for the 13-week second quarter were $6.3 billion versus revenues of $6.5 billion in the prior-year second quarter. Revenues declined 2.7 percent, primarily as a result of store closings and a decline in front-end same store sales.

        Same store sales for the quarter decreased 1.1 percent over the prior-year 13-week period, consisting of a 4.9 percent decrease in the front end and a 0.8 percent increase in pharmacy. Pharmacy sales included an approximate 274 basis point negative impact from new generic introductions. The number of prescriptions filled increased 1.4 percent. Prescription sales accounted for 68.1 percent of total drugstore sales, and third party prescription revenue was 96.3 percent of pharmacy sales.

        Excluding the acquired Brooks Eckerd stores, same store sales for the 13-week second quarter decreased 0.6 percent over the prior-year period with front-end decreasing 4.9 percent and pharmacy growing 2.0 percent.

        At the former Brooks Eckerd stores, same store sales for the 13-week second quarter decreased 2.3 percent over the prior-year period with front end decreasing 4.7 percent and pharmacy decreasing 1.4 percent.

        Net loss for the quarter was $116.0 million or $.14 per diluted share compared to last year's second quarter net loss of $222.0 million and $.27 per diluted share.

        In the second quarter we opened 3 stores, relocated 10 stores, remodeled 1 store and closed 16 stores. Stores in operation at the end of the second quarter totaled 4,812.

RITE AID CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

(unaudited)

	August 29, 2009	February 28, 2009
ASSETS
Current assets:
Cash and cash equivalents	$121,007	$152,035
Accounts receivable, net	621,336	526,742
Inventories, net of LIFO reserve of $776,007 and $746,467	3,423,956	3,509,494
Prepaid expenses and other current assets	98,342	176,661

Total current assets	4,264,641	4,364,932
Property, plant and equipment, net	2,460,790	2,587,356
Other intangibles, net	917,429	1,017,011
Other assets	409,818	357,241

Total assets	$8,052,678	$8,326,540

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Current maturities of long-term debt and lease financing obligations	$50,345	$40,683
Accounts payable	1,233,771	1,256,982
Accrued salaries, wages and other current liabilities	1,042,294	1,004,762

Total current liabilities	2,326,410	2,302,427
Long-term debt, less current maturities	5,712,547	5,801,230
Lease financing obligations, less current maturities	151,749	169,796
Other noncurrent liabilities	1,262,501	1,252,739

Total liabilities	9,453,207	9,526,192
Commitments and contingencies	—	—
Stockholders' deficit:
Preferred stock—Series G	1	1
Preferred stock—Series H	147,836	143,498
Common stock	887,951	886,113
Additional paid-in capital	4,270,496	4,265,211
Accumulated deficit	(6,667,143)	(6,452,696)
Accumulated other comprehensive loss	(39,670)	(41,779)

Total stockholders' deficit	(1,400,529)	(1,199,652)

Total liabilities and stockholders' deficit	$8,052,678	$8,326,540

RITE AID CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except per share amounts)

(unaudited)

	Thirteen weeks ended August 29, 2009	Thirteen weeks ended August 30, 2008
Revenues	$6,321,870	$6,500,244
Costs and expenses:
Cost of goods sold	4,633,595	4,722,070
Selling, general and administrative expenses	1,645,913	1,780,631
Lease termination and impairment charges	28,752	51,825
Interest expense	128,828	118,565
Loss on debt modifications and retirements, net	993	36,197
(Gain) loss on sale of assets, net	(4,188)	7,607

	6,433,893	6,716,895

Loss before income taxes	(112,023)	(216,651)
Income tax expense	3,989	5,346

Net loss	$(116,012)	$(221,997)

Basic and diluted loss per share:
Numerator for loss per share:
Net loss	$(116,012)	$(221,997)
Accretion of redeemable preferred stock	(26)	(26)
Cumulative preferred stock dividends	(4,338)	(5,368)

Loss attributable to common stockholders—basic and diluted	$(120,376)	$(227,391)

Basic and diluted weighted average shares	880,683	837,913

Basic and diluted loss per share	$(0.14)	$(0.27)

RITE AID CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

(Dollars in thousands, except per share amounts)

(unaudited)

	Twenty-six weeks ended August 29, 2009	Twenty-six weeks ended August 30, 2008
Revenues	$12,853,048	$13,113,100
Costs and expenses:
Cost of goods sold	9,390,707	9,526,680
Selling, general and administrative expenses	3,356,585	3,573,605
Lease termination and impairment charges	95,738	88,087
Interest expense	238,306	236,805
Loss on debt modifications and retirements, net	993	39,905
(Gain) loss on sale of assets, net	(24,139)	12,947

	13,058,190	13,478,029

Loss from continuing operations before income taxes	(205,142)	(364,929)
Income tax expense	9,316	10,339

Net loss from continuing operations	(214,458)	(375,268)
Loss from discontinued operations	—	(3,369)

Net loss	$(214,458)	$(378,637)

Basic and diluted loss per share:
Numerator for loss per share:
Net loss	$(214,458)	$(378,637)
Accretion of redeemable preferred stock	(51)	(51)
Cumulative preferred stock dividends	(4,338)	(11,490)

Loss attributable to common stockholders—basic and diluted	$(218,847)	$(390,178)

Basic and diluted weighted average shares	880,179	830,499

Basic and diluted loss per share	$(0.25)	$(0.47)

RITE AID CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL OPERATING AND CASH FLOW INFORMATION

(Dollars in thousands, except per share amounts)

(unaudited)

	Thirteen weeks ended August 29, 2009	Thirteen weeks ended August 30, 2008
SUPPLEMENTAL OPERATING INFORMATION
Revenues	$6,321,870	$6,500,244
Cost of goods sold	4,633,595	4,722,070

Gross profit	1,688,275	1,778,174
LIFO charge	14,770	15,094

FIFO gross profit	1,703,045	1,793,268
Gross profit as a percentage of revenues	26.71%	27.36%
LIFO charge as a percentage of revenues	0.23%	0.23%
FIFO gross profit as a percentage of revenues	26.94%	27.59%
Selling, general and administrative expenses	1,645,913	1,780,631
Selling, general and administrative expenses as a percentage of revenues	26.04%	27.39%
Cash interest expense	118,761	112,915
Non-cash interest expense	10,067	5,650

Total interest expense	128,828	118,565
Securitization costs (included in SG&A)	14,055	4,646

Total interest expense and securitization costs	142,883	123,211
Net loss	(116,012)	(221,997)
Net loss as a percentage of revenues	(1.84)%	(3.42)%
Total debt	5,914,641	6,216,637
Accounts receivable securitization facility	395,520	500,000

Total debt including accounts receivable facility	6,310,161	6,716,637
SUPPLEMENTAL CASH FLOW INFORMATION
Payments for property, plant and equipment	38,895	153,079
Intangible assets acquired	1,482	25,342

Total cash capital expenditures	40,377	178,421
Equipment received for noncash consideration	7,019	20,231
Equipment financed under capital leases	33	3,105

Gross capital expenditures	$47,429	$201,757

RITE AID CORPORATION AND SUBSIDIARIES

SUPPLEMENTAL OPERATING AND CASH FLOW INFORMATION

(Dollars in thousands, except per share amounts)

(unaudited)

	Twenty-six weeks ended August 29, 2009	Twenty-six weeks ended August 30, 2008
SUPPLEMENTAL OPERATING INFORMATION
Revenues	$12,853,048	$13,113,100
Cost of goods sold	9,390,707	9,526,680

Gross profit	3,462,341	3,586,420
LIFO charge	29,540	30,188

FIFO gross profit	3,491,881	3,616,608
Gross profit as a percentage of revenues	26.94%	27.35%
LIFO charge as a percentage of revenues	0.23%	0.23%
FIFO gross profit as a percentage of revenues	27.17%	27.58%
Selling, general and administrative expenses	3,356,585	3,573,605
Selling, general and administrative expenses as a percentage of revenues	26.12%	27.25%
Cash interest expense	220,584	225,813
Non-cash interest expense	17,722	10,992

Total interest expense	238,306	236,805
Securitization costs (included in SG&A)	28,500	9,309

Total interest expense and securitization costs	266,806	246,114
Net loss	(214,458)	(378,637)
Net loss as a percentage of revenues	(1.67)%	(2.89)%
Total debt	5,914,641	6,216,637
Accounts receivable securitization facility	395,520	500,000

Total debt including accounts receivable facility	6,310,161	6,716,637
SUPPLEMENTAL CASH FLOW INFORMATION
Payments for property, plant and equipment	81,199	302,955
Intangible assets acquired	3,447	61,464

Total cash capital expenditures	84,646	364,419
Equipment received for noncash consideration	7,838	22,232
Equipment financed under capital leases	185	4,336

Gross capital expenditures	$92,669	$390,987

RITE AID CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

(unaudited)

	Thirteen weeks ended August 29, 2009	Thirteen weeks ended August 30, 2008
OPERATING ACTIVITIES:
Net loss	$(116,012)	$(221,997)
Adjustments to reconcile to net cash (used in) provided by operating activities:
Depreciation and amortization	133,522	150,901
Lease termination and impairment charges	28,752	51,825
LIFO charges	14,770	15,094
(Gain) loss on sale of assets, net	(4,188)	7,607
Stock-based compensation expense	6,092	7,524
Loss on debt modifications and retirements, net	993	36,197
Proceeds from insured loss	63	—
Changes in operating assets and liabilities:
Net repayments to accounts receivable securitization	(125,000)	(5,000)
Accounts receivable	111,168	56,587
Inventories	(82,936)	(44,091)
Accounts payable	(16,163)	133,900
Other assets and liabilities, net	(97,917)	(92,428)

Net cash (used in) provided by operating activities	(146,856)	96,119
INVESTING ACTIVITIES:
Payments for property, plant and equipment	(38,895)	(153,079)
Intangible assets acquired	(1,482)	(25,342)
Proceeds from sale-leaseback transactions	6,532	73,933
Proceeds from dispositions of assets and investments	6,878	13,953

Net cash used in investing activities	(26,967)	(90,535)
FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	906,604	740,764
Net payments to revolver	(535,000)	(22,000)
Principal payments on long-term debt	(152,398)	(700,225)
Proceeds from financing secured by owned property	—	20,134
Change in zero balance cash accounts	(15,690)	14,518
Payments for preferred stock dividends	—	(831)
Financing costs paid	(45,145)	(39,873)

Net cash provided by financing activities	158,371	12,487

(Decrease) increase in cash and cash equivalents	(15,452)	18,071
Cash and cash equivalents, beginning of period	136,459	152,189

Cash and cash equivalents, end of period	$121,007	$170,260

RITE AID CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

(unaudited)

	Twenty-six weeks ended August 29, 2009	Twenty-six weeks ended August 30, 2008
OPERATING ACTIVITIES:
Net loss	$(214,458)	$(378,637)
Adjustments to reconcile to net cash provided by (used in) operating activities:
Depreciation and amortization	271,760	295,942
Lease termination and impairment charges	95,738	88,087
LIFO charges	29,540	30,188
(Gain) loss on sale of assets, net	(24,139)	12,995
Stock-based compensation expense	12,509	16,203
Loss on debt modifications and retirements, net	993	39,905
Proceeds from insured loss	1,380	—
Changes in operating assets and liabilities:
Net (repayments to) proceeds from accounts receivable securitization	(155,000)	65,000
Accounts receivable	56,886	7,745
Inventories	55,039	(95,194)
Accounts payable	37,003	16,971
Other assets and liabilities, net	43,491	(108,414)

Net cash provided by (used in) operating activities	210,742	(9,209)
INVESTING ACTIVITIES:
Payments for property, plant and equipment	(81,199)	(302,955)
Intangible assets acquired	(3,447)	(61,464)
Expenditures for business acquisition	—	(112)
Proceeds from sale-leaseback transactions	6,532	161,553
Proceeds from dispositions of assets and investments	35,698	18,629

Net cash used in investing activities	(42,416)	(184,349)
FINANCING ACTIVITIES:
Proceeds from issuance of long-term debt	906,604	898,764
Net (payments to) proceeds from revolver	(838,000)	164,000
Principal payments on long-term debt	(159,890)	(855,190)
Proceeds from financing secured by owned property	—	31,266
Change in zero balance cash accounts	(62,923)	20,060
Net proceeds from the issuance of common stock	—	1,117
Payments for preferred stock dividends	—	(2,488)
Financing costs paid	(45,145)	(49,473)

Net cash (used in) provided by financing activities	(199,354)	208,056

(Decrease) increase in cash and cash equivalents	(31,028)	14,498
Cash and cash equivalents, beginning of period	152,035	155,762

Cash and cash equivalents, end of period	$121,007	$170,260

QuickLinks

RITE AID CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (Dollars in thousands) (unaudited)
RITE AID CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (Dollars in thousands, except per share amounts) (unaudited)
RITE AID CORPORATION AND SUBSIDIARIES SUPPLEMENTAL OPERATING AND CASH FLOW INFORMATION (Dollars in thousands, except per share amounts) (unaudited)
RITE AID CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands) (unaudited)
RITE AID CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (Dollars in thousands) (unaudited)